FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated May 4, 2005

BIOMIRA INC.

(Translation of registrant’s name into English)

Edmonton Research Park
2011-94 Street, Edmonton, Alberta Canada T6N1H1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ (for past years ending in calendar year 1996)	Form 40-F ☒ (commencing in calendar year 1997)

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TABLE OF CONTENTS

Item	Page

Quarterly Report of the Company mailed to Shareholders on or about May 4, 2005 for the First Quarter ending March 31, 2005, and for the Interim Three Month Period ending March 31, 2005 (Note that only the cover page of the Report is attached because the rest of the Report is identical to the earnings press release filed with a Form 6-K on April 28, 2005, except only that the heading on the first page has been changed from “NEWS RELEASE FOR IMMEDIATE RELEASE” to “FIRST QUARTER REPORT”; certain Company contact information on the last page of the release was transferred to the cover page of the Report; and the cautionary statement of forward-looking statements at the end of the release has been omitted from the end of the Report (although the more comprehensive cautionary statement appears in the body of both in identical language)
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Canadian Certification of the Company’s Chief Executive Officer of Interim Filings During the Transition Period (Form 52-109FT2) filed on SEDAR on May 4, 2005	4

Canadian Certification of the Company’s Chief Financial Officer of Interim Filings During the Transition Period (Form 52-109FT2) filed on SEDAR on May 4, 2005	5

Signature	6

Biomira Inc. 2011-94 Street Edmonton, AB T6N 1H1 March 2005 First Quarter Report

Trading Information:	NASDAQ National Market (symbol “BIOM”)
The Toronto Stock Exchange (symbol “BRA”)

For Information Contact:	Edward Taylor
Vice President Finance and Administration/Chief Financial Officer

Jane Tulloch
Director, Investor Relations & Corporate Governance

E Mail:	ir@biomira.com

Web:	www.biomira.com

Form 52-109FT2 — Certification of Interim Filings during Transition Period

I, T. Alexander McPherson, MD, PhD., President and CEO, certify that:

1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Biomira Inc. for the quarter ending March 31, 2005;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of the date and for the periods presented in the interim filings.

May 4, 2005

/s/ T. Alexander McPherson
T. Alexander McPherson
President and CEO

Form 52-109FT2 — Certification of Interim Filings during Transition Period

I, Edward A. Taylor, Vice President Finance and Administration and Chief Financial Officer, certify that:

1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Biomira Inc. for the quarter ending March 31, 2005;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of the date and for the periods presented in the interim filings.

May 4, 2005

/s/ Edward A. Taylor
Edward A. Taylor
Vice President, Finance & Administration
and Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC.
(Registrant)

Date: May 4, 2005	By:	/s/ Edward A. Taylor
Edward A. Taylor
Vice President, Finance & Administration and Chief Financial Officer

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